Exhibit 12

The Williams Companies, Inc.

Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, 2012
(Millions)
Earnings:
Income from continuing operations before income taxes	$729
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(14)

Income from continuing operations before income taxes and equity earnings	715
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	299
Rental expense representative of interest factor	6

Total fixed charges	305
Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	28
Less:
Capitalized interest	(22)

Total earnings as adjusted	$1,026

Fixed charges	$305

Ratio of earnings to fixed charges	3.36

(a)	Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statement of Income.